Contact: Sophia Shane Corporate Development Tel: (604) 689-7842 Fax: (604) 689-4250	2101, 885 West Georgia Street Vancouver, British Columbia Canada V6C 3E8 www.intluranium.com

Private Placement

     October 23, 2003 (IUC — TSX)... International Uranium Corporation (the “Company”) announces that it has agreed to sell on a private placement basis up to an aggregate of 2 million Flow Through Common Shares at a price of Cdn $1.10 per share for gross proceeds of Cdn $2.2 million.

The net proceeds of the private placement will be used to fund an exploration program on the recently announced Moore Lake Uranium Project and other projects located in the Athabasca Basin of northern Saskatchewan. The Company will use its best efforts to ensure that the exploration expenditures qualify for the investment expenditure credits. The foregoing private placement is subject to regulatory approval.

ON BEHALF OF THE BOARD

Ron F. Hochstein
President